SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

                 HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
                New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on October 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: October 29, 2010	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS APPOINTS NEW CHIEF FINANCIAL OFFICER

HONG KONG – October 7, 2010 — Highway Holdings Limited (Nasdaq:HIHO) today announced the appointment of Alan Chan as the company’s chief financial officer, succeeding Po Fong who decided to retire from her position upon expiration of her employment agreement on September 30, 2010.

“We appreciate Po Fong’s contributions as chief financial officer during her long tenure with Highway Holdings and wish her all the best in her future endeavors,” said Roland Kohl, the company’s president and chief executive officer.

Alan Chan, 47, began his professional career as an accountant with Nelson Wheeler, an Australian CPA firm, and subsequently with PricewaterhouseCoopers — formerly Coopers and Lybrand.

Chan earned a Master of Arts degree in accounting from Curtin University in Australia and a Bachelor of Arts degree from the University of Lancaster in the United Kingdom.  Chan, a Hong Kong National, is fluent in Mandarin, Cantonese and English.

Chan most recently served as chief financial officer for a joint venture in China with Laureate Education Group. He previously served as vice president and chief financial officer for DeCoro, an Italian sofa manufacturer — supervising a staff of more than 30 accounting professionals for the company and its two facilities in Shenzhen and subsidiaries in the United States and Europe with approximately 4,000 employees.  Chan’s experience includes serving as financial controller for San Miguel Shunde Brewery Co. Ltd., a foreign joint venture engaged in the manufacturing and sale of beer products for China and overseas markets. He also served as financial controller for Hua Yang Printing Holdings Co. Ltd., a manufacturer of children’s paper products with more than 6,000 employees at two facilities in China, with subsidaries in UK and USA.

 “Alan’s extensive background in finance and accounting — combined with his extensive  knowledge and experience of operating in China — provides our organization with a unique combination of qualities that will serve the company well as we focus on growing the core business to achieve our sales and earnings targets, while seeking appropriate partnerships and complementary acquisitions in China,” Kohl said.

Highway Holdings Ltd.
2-2-2

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies.  It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong, and currently operates with its principal manufacturing facility in Shenzhen and a factory in Wuxi in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are  forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

#  #  #